UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 5, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

EXACT Sciences Corporation
File No. 0-32179 - CF#22469

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EXACT Sciences Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Form 10-Q filed on August 8, 2008.

Based on representations by EXACT Sciences Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

        Exhibit 10.1   through August 8, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        L. Jacob Fien-Helfman
        Special Counsel and Information Officer